Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

            Attention Business Editors:
            Jaguar Mining Provides Schedule of Investor Outreach Program for
            February 2009

            <<
            New Corporate Presentation Available on the Company's Web Site

            JAG - TSX/NYSE Arca
            >>

            CONCORD, NH, Jan. 29 /CNW/ - Jaguar Mining Inc. ("Jaguar" or "the
Company") (JAG: TSX/NYSE Arca, JAG.NT: TSX) provided details of its Investor
Outreach Program for the month of February 2009. In support of the meetings management will conduct with primarily institutional investors, the Company has updated its Corporate Presentation, which is available on its web site at
www.jaguarmining.com.
            At the present, the schedule of management's participation in conjunction with broker-sponsored events is as follows:

            <<
            February 3, 2009: TD Newcrest High Grade Gold Forum - Toronto, Ontario

            February 4, 2009: Investor meetings with clients of Blackmont Capital -
            Toronto, Ontario

            February 22-25, 2009: BMO Capital Markets 2009 Global Metals & Mining
            Conference - Hollywood, Florida
            >>

            None of the events noted above will be web cast and consist primarily of one-on-one meetings with institutional investors to help them better understand Jaguar's business plans as detailed in the Corporate Presentation.
            Interested parties should visit the Calendar of Events section under the
Investor Relations tab on the Company's web site for any additional information management deems pertinent to its Investor Outreach Program.

            About Jaguar

            Jaguar is one of the fastest growing gold producers in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais.
Jaguar's current plan is to reach approximately 700,000 oz of sustainable production by 2014. The Company is actively exploring and developing additional mineral resources at its 72,000 acre land base in Minas Gerais and on an additional 159,000 acres in the state of Ceara in the Northeast of
Brazil through a joint venture. The Company has no gold hedges in place thereby providing the leverage to gold prices directly to its investors.
Additional information is available on the Company's website at
www.jaguarmining.com.

            Forward Looking Statements

            This press release contains forward-looking statements, within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and
applicable Canadian securities laws, concerning the Company's objective to reach 700,000 oz of sustainable production by 2014. These forward-looking statements can be identified by the use of the words "intends", "plans",
"expects", "expected" and "will". Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, or performance to be materially different from any future results or performance expressed or implied by the forward-looking statements.
            These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labor and equipment, the possibility of labor strikes and work stoppages and changes in general economic conditions. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.
            These forward-looking statements represent our views as of the date of discussion. The Company anticipates that subsequent events and developments may cause the Company's views to change. The Company does not undertake to update any forward-looking statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion. For a discussion of important factors affecting the
Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company's forward-looking statements, see the "CAUTIONARY NOTE"
regarding forward-looking statements and "RISK FACTORS" in the Company's
Annual Information Form for the year ended December 31, 2007 filed on System for Electronic Document Analysis and Retrieval and available at
http://www.sedar.com and the Company's Annual Report on Form 40-F for the year ended December 31, 2007 filed with the United States Securities and Exchange
Commission and available at www.edgar.com.

            %CIK: 0001333849

            /For further information: Investors and analysts: Bob Zwerneman, Vice
President Corporate Development and Director of Investor Relations, (603)
224-4800, bobz(at)jaguarmining.com; Media inquiries: Valeria Rezende DioDato,
Director of Communication, (603) 224-4800, valeria(at)jaguarmining.com/
            (JAG.NT. JAG JAG.)

CO:  Jaguar Mining Inc.

CNW 14:02e 29-JAN-09